UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,
Carlowitz & Co, Huangpu District
Shanghai, 200001, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Other Events

On June 24, 2026, the New York Stock Exchange (the “NYSE”) notified Lanvin Group Holdings Limited (the “Company”), and on June 25, 2026 issued a press release that it determined to commence proceedings to delist the Company’s warrants that are listed to trade on the NYSE under the ticker symbol “LANV-WT” (the “Warrants”) due to “abnormally low selling price” of the Warrants pursuant to Section 802.01D of the NYSE Listed Company Manual. Trading in the Warrants on the NYSE will be suspended immediately. To effect the Warrant delisting, the NYSE will apply to the Securities and Exchange Commission to delist the Warrants pending completion of applicable procedures.

It is important to note that this action relates solely to the Warrants and does not affect the listing or trading of the Company's ordinary shares, which will continue to trade on the NYSE under the ticker symbol “LANV.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Xi Luo
	Name:	Xi Luo
	Title:	Chief Financial Officer

Date: June 25, 2026